EXHIBIT 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF ONITY GROUP INC.
The following is a list of subsidiaries of the registrant as of December 31, 2024, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
PHH Mortgage Corporation (1)	New Jersey
PHH Corporation (1)	Maryland
Ocwen Financial Solutions Private Limited (1)	India
Ocwen Advance Facility Transferor, LLC (2)	Delaware
Ocwen Master Advance Receivables Trust (2)	Delaware
Ocwen GSE Advance Funding LLC (2)	Delaware
Ocwen GSE Advance Depositor LLC (2)	Delaware
CR Limited (1)	Vermont
Ocwen USVI Services, LLC (1)	U.S. Virgin Islands
Onity Loan Investment HB Depositor LLC (2)	Delaware
Ocwen Loan Investment Trust 2023-HB1 (2)	Delaware
Ocwen Loan Investment Trust 2024-HB1 (2)	Delaware
Onity Loan Investment Trust 2024-HB2 (2)	Delaware
(1)Operating company
(2)Special purpose entity